Exhibit 1

Cemex reports EBITDA growth and

highest EBITDA margin in eight years

Monterrey, Mexico. July 25, 2024 – Cemex reported strong second quarter results today, with a 2% increase in EBITDA, while EBTIDA margin expanded to the highest level since 2016. EBITDA margin was propelled by favorable price-to-cost dynamics, with prices rising mid-single digits amidst decelerating costs. Net Sales were flat compared to the second quarter of 2023, reflecting difficult weather conditions in key markets offset by pricing momentum.

“Our strong second quarter results demonstrate the efficacy of our commercial approach and growth strategy. Pricing contribution of our products continues to exceed decelerating input cost inflation, while our bolt-on investments, mainly in the US, and our Urbanization Solutions business, continued to support EBITDA growth,” said Fernando A. González, CEO of Cemex. “On Climate Action, we continue to make steady progress in decarbonization with a 3% decline in Scope 1 emissions year-to-date. European operations are leading the way, with emissions today already at European industry 2030 targets and within reach of Cemex’s consolidated 2030 targets, almost six years ahead of time.”

During the quarter, Cemex achieved another important milestone with its second Investment Grade rating from Fitch Ratings. Cemex was also recognized as the top-scoring company in the World Benchmarking Alliance’s 2024 Climate and Energy Benchmark, among 91 of the world’s most influential aluminum, cement, and steel companies, evidence that Cemex’s leadership in sustainability holds up well even beyond the cement industry.

Cemex’s Consolidated 2024 Second Quarter Financial and Operational Highlights

•	Net Sales were flat at US$4,494 million.

•	EBITDA increased 2% to US$965 million.

•	EBITDA margin increased 0.3pp to 21.5%.

•	Free Cash Flow after Maintenance Capital Expenditures was US$252 million.

•	Growth investments account for 10% of total EBITDA.

•	Urbanization Solutions business EBITDA increased 10%.

•	European operations have nearly reached Cemex consolidated 2030 CO2 reduction target, ~6 years in advance.

•	Controlling interest Net Income was US$230 million.

Geographical Markets 2024 Second Quarter Highlights

•	Net Sales in Mexico increased 6%, to US$1,381 million, while EBITDA grew 14% to US$454 million, a record level. EBITDA Margin expanded 2.1pp to 32.9%.

•	Net Sales in the United States declined 2% to US$1,392 million. EBITDA decreased 2% to US$297 million, and EBITDA Margin reached a peak level of 21.4%, a 0.1pp expansion.

•	In the Europe, Middle East, and Africa region, Net Sales were down 7%, to US$1,190 million. EBITDA was US$175 million, 12% lower, while EBITDA Margin decreased 0.9pp to 14.7%.

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Cemex’s operations in South, Central America, and the Caribbean region reported Net Sales of US$457 million, an increase of 3%, while EBITDA declined 2% to US$110 million. EBITDA Margin decreased 1pp, to 24.2%.

Note: All percentage variations related to Net Sales and EBITDA are for our continued operations and compared to the same period of last year. All references to EBITDA mean Operating EBITDA.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - New York

Blake Haider

+1 (212) 317-6067

ir@cemex.com

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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Except as the context otherwise may require, references in this press release to “Cemex,” ”we,” ”us,” ”our,” refer to Cemex, S.A.B. de C.V. and its consolidated subsidiaries. This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Cemex intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Cemex’s current expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances and assumptions about future events, as well as Cemex’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Cemex’s expectations, including, among others, risks, uncertainties, and assumptions discussed in Cemex’s most recent annual report and detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to Cemex’s expectations and/or expected results not producing the expected benefits and/or results. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. These factors may be revised or supplemented, and the information contained in this press release is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct this press release or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. All references to prices in this press release refer to Cemex’s prices for Cemex products and services. Unless otherwise specified, all references to records are internal records.

This press release and the documents referred to herein include certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this annual report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green’, ‘social’, or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

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